Company Contact:	Investor Relations Contact:
Email: investors@geruigroup.com	CCG Investor Relations
Website: www.geruigroup.com	Mr. Athan Dounis
Phone: 1-646-213-1916
Email: athan.dounis@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Advanced Materials Group Limited Closes $18.8

Million Private Placement Transaction

ZHENGZHOU, China, June 4, 2010 — China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading niche and high value-added steel processing company that utilizes advanced technology to produce specialty steel products in China, today announced that on June 4, 2010, the Company closed a private placement transaction with a group of accredited investors pursuant to which the Company raised $18.8 million via the sale of 3,303,771 of the Company's ordinary shares at a purchase price of $5.70 per share. Maxim Group LLC and Rodman & Renshaw, LLC, a wholly-owned subsidiary of Rodman & Renshaw Capital Group, Inc. (NASDAQ:RODM - News), acted as the placement agents for this transaction.

China Gerui plans to use the net proceeds from the private placement to finance the previously announced expansion of the Company’s high-precision cold-rolled steel production capacity, accelerate the build-out of a chromium-plating production line of 200,000 metric tons that was originally scheduled for 2011, as well as for general working capital purposes related to the expanded production capacity.

“We are pleased to announce the closing of this private placement transaction and appreciate the support of our new and existing investors,” commented Mingwang Lu, Chairman and Chief Executive Officer. “The proceeds from this financing, together with the proceeds from our November 2009 capital raise and internally generated cash resources, provide us with the financial wherewithal to better capitalize on the increasing demand for high-end cold-rolled steel production in China by accelerating the expansion of our production capacity and optimizing our product portfolio toward higher margin products. Our strengthened balance sheet will help us meet the front-loaded milestone payments related to Phase I of our expansion program, where 150,000 metric tons of new production capacity is scheduled to begin contributing to revenues beginning in the fourth quarter of 2010, and accelerate the build-out of our chromium-plating production line, a project that was originally scheduled for 2011, but which we are moving into 2010 to meet strong customer demand.  We believe the investments we are making today will ultimately benefit our shareholders via accelerated revenue growth, higher margins, and increased earnings and EPS performance.”

The securities issued in the private placement have not been registered under the United States Securities Act of 1933, as amended or the securities laws of any other jurisdiction. The Company is obligated to register the ordinary shares within a pre-defined period. Until they are registered, these securities may not be sold by investors in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements. For more detailed information on this financing, see the Company’s Report on Form 6-K which will be filed with the Securities and Exchange Commission on or about June 7, 2010.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited (formerly Golden Green Enterprises Limited) is a leading niche and high value-added steel processing company that utilizes advanced technology to produce specialty steel products in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products.  Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries.  For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include, among others, those concerning the offering, our expected financial performance and strategic and operational plans, our future operating results, our expectations regarding our ability to meet payments related to Phase I of our expansion program, the new production line, statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward- looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2009 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov . We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

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